Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, Inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

Businesswire

Spire Awarded Contract for Earth Observation Data

New task order continues delivery of comprehensive space data and opens availability to all U.S. Government-funded researchers and federal agencies

July 14, 2021 07:00 AM Eastern Daylight Time

VIENNA, Va. & RESTON, Va.—(BUSINESS WIRE)—Spire Global, Inc. (“Spire” or “the Company”), a leading global provider of space-based data and analytics, has announced the continuation of its participation in NASA’s Commercial Smallsat Data Acquisition (CSDA) Program with a six-million-dollar contract extension. The contract continuation, Task Order 6 (TO6), is a subscription data solution that includes radio occultation (RO) data, grazing angle GNSS-RO, total electron content (TEC) data, precise orbit determination (POD) data, soil moisture and ocean surface wind speed GNSS-Reflectometry data, and magnetometer data. This data will be available to all federal agencies, NASA-funded researchers and, more broadly, to all U.S. Government-funded researchers for scientific purposes.

Under CSDA Program TO6, Spire will deliver a comprehensive catalog of data, associated metadata, and ancillary information from its Earth-orbiting small-satellite constellation. The Company operates its constellation in low Earth and collects upwards of 10,000 radio occultations per day with consistent global coverage. For TO6, Spire will provide rolling access to 12 months of radio occultation data with a 30-day latency. This data will be archived and maintained by NASA under the CSDA Program’s SmallSat Data Explorer (SDX) database.

“Programs like CSDA highlight the incredible potential of private-public partnerships in the federal government to drastically accelerate our ability to confront some of the greatest challenges of our time, such as climate change,” said Peter Platzer, CEO of Spire. “With the end-user license agreements, our data is now available to all federal agencies and the larger NASA scientific community to help support Earth observation research across fields.”

The program includes end-user license agreements (EULAs) to enable broad levels of dissemination and shareability. All federal agencies and U.S. Government-funded researchers will have access to Spire’s data for scientific purposes under TO6 and will be able to request access to the data via the CSDA Program’s Commercial Datasets webpage.

“At NASA, the CSDA Program has continued to blossom as a valuable resource to our team for our Earth observation research and analysis. We are committed to growing the program as well as continuing the work we have started,” said Will McCarty, Project Scientist at the CSDA Program and Research Meteorologist at NASA Global Modeling and Assimilation Office. “Spire has been a valued partner through CSDA’s development since its inception, and with this additional task order, we are excited about the new insights and results that will come not only from within NASA but also through broader collaboration through the domestic government scientific community.”

NASA has used Spire data in its research regarding water and sea ice levels in the polar regions, the height of the Planetary Boundary Layer (PBL), and the day-to-day variability of thermospheric density at flight level. NASA also noted that Spire data has shown positive benefit to its GEOS Atmospheric Data Assimilation System, which uses space-based data to analyze the Earth’s atmosphere and assimilate the data into its Earth observation systems. As one of the original vendors for the CSDA Program, Spire provides NASA yearly updates to the scope of work under this agreement to ensure alignment of data to the agency’s needs.

About Spire Global, Inc.

Spire is a global provider of space-based data and analytics that offers unique datasets and powerful insights about Earth from the ultimate vantage point so organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, CA, Boulder, CO, Washington DC, Glasgow, Luxembourg, and Singapore. On March 1, 2021 Spire announced plans to go public through an anticipated business combination with NavSight Holdings, Inc. (NYSE: NSH), to be traded on the NYSE under the ticker symbol “SPIR.”

About NavSight Holdings, Inc.

NavSight Holdings, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NavSight was organized with the opportunity to pursue a business combination target in any business or industry, with the intent to focus its search on identifying a prospective target business that provides expertise and technology to U.S. government customers in support of their national security, intelligence and defense missions.

Additional Information and Where to Find It

In connection with the planned business combination with Spire (the “Proposed Transaction”), NavSight has filed a Form S-4 Registration Statement (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the Proposed Transaction and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the Proposed Transaction, and an information statement to Company’s stockholders regarding the Proposed Transaction. After the Registration Statement is declared effective, NavSight will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety because they will contain important information about NavSight, the Company and the Proposed Transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by NavSight through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transaction. Information about the directors and executive officers of NavSight is set forth in its Form 10-K/A and 10Q filed on May 12, 2021 and May 24, 2021, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement and other relevant materials filed with the SEC regarding the Proposed Transaction. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations of accelerating Spire’s sales and marketing efforts, expectations of product development and the applicability of such products to Spire’s market, the strengthening of Spire’s competitive advantage, the importance of Spire’s products and capabilities to Spire’s target markets, the expansion of Spire’s business to new regions and markets, Spire’s future growth, estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, revenue derived from the NASA contract and results of the NASA partnership, the net proceeds from the Proposed Transactions, potential benefits of the Proposed Transaction and the potential success of the Company’s market and growth strategies, and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions and on the current expectations of NavSight’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NavSight and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities; (ii) the risk that the Proposed Transaction may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Proposed Transaction by the stockholders of NavSight, the satisfaction of the minimum trust account amount following any redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to complete the PIPE investment in connection with the Proposed Transaction; (v) the failure to realize the anticipated benefits of the Proposed Transaction; (vi) the effect of the announcement or pendency of the Proposed Transaction on Spire’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Spire and potential difficulties in Spire employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against NavSight or Spire related to the business combination agreement or the Proposed Transaction; (ix) the ability to maintain the listing of NavSight’s securities on the New York Stock Exchange; (x) the ability to address the market opportunity for Space-as-a-Service; (xi) the risk that the Proposed Transaction may not generate expected net proceeds to the combined company; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xiv) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industry; and those factors discussed in NavSight’s Form S-4/A filed on June 25, 2021 under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor the Company presently know or that NavSight and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. NavSight and the Company anticipate that subsequent events and developments will cause NavSight’s and the Company’s assessments to change. However, while NavSight and the Company may elect to update these forward-looking statements at some point in the future, NavSight and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Spire Global, Inc.:

Hillary Yaffe

hillary.yaffe@Spire.com

For NavSight Holdings, Inc.:

Jack Pearlstein

jack@navsight.com